Eletrobrás 

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR- 9221/01


02002668

Rio de Janeiro, December 5th, 2001.


SEC MAIL PROCESSING
RECEIVED
JAN 18 2002
316
WASH, D.C. SECTION

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on December 5th, 2001.

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

132nd Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held at the company's main office, at Setor de Autarquias Norte, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on December 20th, 2001, at 3:00 p.m., to discuss the following subjects:

1. Authorization to issue local debentures;

2. General alterations to the Company's By-laws, in order to update it in relation to the new legislation, especially concerning the changes inherent to the Brazilian Electric Power Sector. Eletrobrás' By-laws draft is available to shareholders at the company's main office, in Brasilia or at Divisão de Relações com Investidores – DFRM, at Rio de Janeiro, as well as at our web site address: http://www.eletrobras.gov.br/invest;

3. Administrators' remuneration;

4. Authorization to the Administration Council of ELETROBRÁS to approve the credit to shareholders relating to the interest on own capital for the year ended December 31, 2001.

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until December 18, 2001, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, December 5th , 2001.

JOSÉ JORGE DE VASCONCELOS LIMA
President of the Administration Council